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                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D


                  Under the Securities Act of 1934
                         (Amendment No. One)*


                    Onyx Acceptance Corporation
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                          (Name of Issuer)

              Common Stock, Par Value $0.01 per share
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                    (Title of Class of Securities)

                             682 914 106
                --------------------------------
                           (CUSIP Number)

                          Robert J. Flax
    Executive Vice President, General Counsel and Secretary
                     Bay View Capital Corporation
             1840 Gateway Drive, San Mateo, California 94404
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         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                            July 27, 1998
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     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 682 914 106       13D

1     NAME OF REPORTING PERSON
      IDENTIFICATION NUMBER OF ABOVE PERSON
      (VOLUNTARY)

      Bay View Capital Corporation 94-3078031
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) ___     (b) ___
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      WC
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                __
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7   SOLE VOTING POWER
NUMBER OF          180,530
SHARES         --------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY           0
EACH           --------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH        180,530
               --------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     180,530
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                         __
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%
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14   TYPE OF REPORTING PERSON*

     CO
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Item 1.     Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Onyx Common Stock"), of Onyx Acceptance Corporation ("Onyx"). The principal executive offices of Onyx are located at 8001 Irvine Center Drive, 5th Floor, Irvine, California 92618.

Item 2.     Identity and Background

     This statement is being filed by Bay View Capital Corporation, a Delaware corporation ("Bay View"). The principal executive offices of Bay View are located at 1840 Gateway Drive, San Mateo, California 94404. Bay View is a diversified financial services company which conducts its business through its primary wholly owned subsidiaries (i) Bay View Bank, a federally chartered stock savings bank, (ii) Bay View Acceptance Corporation, a consumer finance company which originates prime motor vehicle loans through its wholly owned subsidiaries Bay View Credit and Ultra Funding, Inc. and (iii) Concord Growth Corporation, a commercial finance company.

     Information regarding each of the directors and executive officers of Bay View is set forth on Schedule I attached hereto.
Each of such persons is a citizen of the United States.

     During the last five years, neither Bay View nor, to the best of Bay View's knowledge, any of the individuals listed in
Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     No Amendment.

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Item 4.     Purpose of Transaction

     The Warrant (as defined in Item 3 of Bay View's Schedule 13D relating to the Onyx Common Stock filed on March 26, 1998) was issued to Bay View by Onyx in consideration for Bay View's extension of credit to Onyx pursuant to the Term Loan Agreement (as defined in Item 3 of Bay View's Schedule 13D relating to the Onyx Common Stock filed on March 26, 1998). Bay View regularly explores merger, acquisition, strategic alliance and other business combination opportunities that it believes will further its objective of building a diversified financial services company through investments in niche businesses with risk-adjusted returns that enhance shareholder value. On January 26, 1998, Bay View announced the formation of a strategic alliance with Onyx pursuant to which Bay View will purchase certain retail motor vehicle sales contracts originated by Onyx. Bay View does not have any current plans to engage in any other transactions with Onyx. Bay View may, however, depending on market conditions and other factors, purchase shares of Onyx Common Stock through the exercise of the Warrant.

     Except as noted above, neither Bay View nor any of the persons listed in Schedule I has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of Onyx, or the disposition of securities of Onyx;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Onyx or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of Onyx or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of Onyx, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of Onyx;

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     (f)  any other material change in Onyx's business or
corporate structure;

     (g) changes in Onyx's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Onyx by any person;

     (h) causing a class of securities of Onyx to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of Onyx becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

     The aggregate number of shares of Onyx Common Stock beneficially owned by Bay View is 180,530 shares, representing approximately 2.9% of the outstanding shares of Onyx Common Stock. This amount represents 180,530 shares which Bay View has the right to purchase, at any time from time to time, pursuant to the Warrant, at an exercise price of $8.8750 per share (subject to adjustment in the event of a stock dividend, stock split or similar transaction). Bay View would have sole voting and dispositive power over all 180,530 shares covered by the Warrant if it were exercised.

     As reported on Bay View's Schedule 13D filed on March 26, 1998, Bay View had acquired, in addition to the Warrant, 150,000 shares of Onyx Common Stock through open market brokerage transactions. Bay View recently disposed of all 150,000 shares in open market brokerage transactions, as follows: (i) 50,000 shares sold on July 21, 1998 at $10.1250 per share; (ii) 7,000 shares sold on July 22, 1998 at $10.0446 per share; (iii) 12,500 shares sold on July 23, 1998 at $9.7500 per share; (iv) 5,000 shares sold on July 23, 1998 at $9.8125 per share; (v) 5,000 shares sold on July 23, 1998 at $9.8750 per share; (vi) 5,000 shares sold on July 23, 1998 at $10.1875 per share; (vii) 5,000 shares sold on July 23, 1998 at $10.2500 per share; (viii)35,500 shares sold on July 24, 1998 at $9.2500 per share; (ix) 1,000 shares sold on July 27, 1998 at $9.3750 per share; and (x) 24,000 shares sold on July 27, 1998 at $9.2500 per share.

     Bay View ceased to be the beneficial owner of more than five percent of the Onyx Common Stock on July 21, 1998.

     None of the individuals identified in Schedule I beneficially owns any shares of Onyx Common Stock.

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Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Securities of the Issuer

     No Amendment.


Item 7.     Material to be Filed as Exhibits

     No Amendment.

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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   BAY VIEW CAPITAL CORPORATION



Date: July 29, 1998                /s/ ROBERT J. FLAX
      -------------------          ---------------------
                                   Robert J. Flax
                                   Executive Vice President,
                                   General Counsel and Secretary

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                                                     Schedule I



       Information Regarding Directors and Executive Officers
                           of Bay View



   The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bay View, is set forth below. The address of each person listed below is Bay View Capital Corporation, 1840 Gateway Drive, San Mateo, California 94404.


                                            Principal Occupation,
                                             if other than as an
                       Position                Executive Officer
Name                 with Bay View                of Bay View
------------        ---------------          -------------------

Richard E. Arnold   Executive Vice
                    President


John N. Buckley     Executive Vice
                    President

Paula R. Collins    Director                 Principal, The WDG
                                             Companies, San
                                             Francisco, CA

Roger K. Easley     Director                 Chairman, President
                                             and Chief Executive
                                             Officer, Seven-Up
                                             Bottling Company of
                                             San Francisco, CA

Robert J. Flax      Executive Vice
                    President, General
                    Counsel & Secretary

Thomas M. Foster    Director                 Independent
                                             Financial
                                             Consultant

Robert M. Greber    Director                 Chairman and Chief
                                             Executive Officer,
                                             Pacific Exchange

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David A. Heaberlin  Executive Vice
                    President and
                    Chief Financial
                    Officer


George H. Krauss    Director                 Of Counsel, Kutack
                                             Rock, Omaha, NE

John R. McKean      Chairman of              President, John R.
                    the Board                McKean & Co.,(CPAs)
                                             San Francisco, CA

Stephen T. McLin    Director                 President and Chief
                                             Executive Officer,
                                             America First
                                             Financial
                                             Corporation, San
                                             Francisco, CA;
                                             Chairman and Chief
                                             Executive Officer,
                                             STM Holdings, Inc.,
                                             San Francisco, CA

Ronald L. Reed      Executive Vice
                    President

Angelo J. Siracusa  Director                 Retired

Edward H. Sondker   President, Chief
                    Executive Officer
                    and Director

Carolyn P.          Executive Vice
 Williams-Goldman   President

W. Blake Winchell   Director                 Managing Director,
                                             Generation Ventures,
                                             LLC